UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Altair Nanotechnologies Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
021373105
(CUSIP Number)
John E. Podgore
Dewey & LeBoeuf LLP
Suite 501, Level 5
Precinct Building 2
Dubai International Financial Centre
PO Box 506675, Dubai
971-4-425-6300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 20, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	021373105

1	NAMES OF REPORTING PERSONS Al Yousuf LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Arab Emirates

	7	SOLE VOTING POWER

NUMBER OF		20,395,863

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,395,863

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,395,863

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.87%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Based on 108,062,315 shares of common stock outstanding as of August 5, 2010, as reported by Altair Nanotechnologies Inc. in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2010.

CUSIP No.	021373105

1	NAMES OF REPORTING PERSONS Iqbal Al Yousuf

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Arab Emirates

	7	SOLE VOTING POWER

NUMBER OF		20,395,863 (2)(3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,395,863 (2)(3)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,395,863

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.87%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Working capital of Al Yousuf LLC.
(2) Shares are held directly by Al Yousuf LLC. Mr. Iqbal Al Yousuf is the President of Al Yousuf LLC.
(3) Based on 108,062,315 shares of common stock outstanding as of August 5, 2010, as reported by Altair Nanotechnologies Inc. in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2010.

CUSIP No.	021373105
This Amendment No. 2 amends and supplements the information set forth in the Schedule 13D previously filed by Al Yousuf LLC (the “Company”) and Mr. Iqbal Al Yousuf (“Mr. Iqbal Al Yousuf” and together with the Company, the “Reporting Persons”) with the Securities and Exchange Commission on December 17, 2007 (the “Statement”), and as amended by Amendment No. 1 on October 8, 2008, with respect to the common stock, no par value (the “Common Stock”), of Altair Nanotechnologies Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Statement.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 4. Purpose of Transaction.
Item 4 is hereby supplemented by adding the following at the end hereof:
The information set forth in Item 6 hereto is hereby incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read in its entirety as follows:
(a) and (b): The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Statement and is incorporated herein by reference. Such information includes 20,395,863 shares of Common Stock and is based on 108,062,315 shares of Common Stock outstanding as of August 5, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 6, 2010.
(c) Other than the transactions described herein, the Company has not engaged in transactions in the Issuer’s Common Stock during the 60 days preceding this filing.
(d) The shares of Common Stock are held directly by the Company. Mr. Iqbal Al Yousuf is the President of the Company and may be deemed to have voting and investment control over the securities held by the Company.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby supplemented by adding the following at the end hereof:
On September 20, 2010, the Issuer and Canon Investment Holdings Limited, a company organized under the laws of Hong Kong (“Canon”) entered into a Share Subscription Agreement (the “Share Subscription Agreement”) and other arrangements (together, the “Canon Transactions”) pursuant to which Canon agreed to purchase a number of newly issued shares of Common Stock (the “Canon Shares”) such that, following the closing of the sale and purchase of the Canon Shares, Canon will be the beneficial owner of 51% of the Issuer’s outstanding Common Stock. The Issuer has stated that it anticipates that the Canon Transactions will be completed by January of 2011.

CUSIP No.	021373105
Simultaneous with the execution of the Share Subscription Agreement, the Company entered into a Waiver and Rights Agreement (the “Waiver and Rights Agreement”) with the Issuer and Canon pursuant to which the Company agreed to waive its rights of first refusal with respect to the issuance of Common Stock contemplated by the Share Subscription Agreement and agreed to the reallocation of representation on the Issuer’s board of directors as described below. The Waiver and Rights Agreement contains provisions which restrict the ability of the Company to transfer Common Stock held by Company until following the closing of the Canon Transactions. In addition, the Company has entered into a Voting Agreement (the “Voting Agreement”) with Canon, dated September 20, 2010, pursuant to which the Company has agreed to vote all shares of Common Stock owned by the Company in favor of the issuance of Common Stock to Canon under the Share Subscription Agreement at the upcoming special meeting of the Issuer’s shareholders. The officers and directors of the Issuer, including the Company’s director designees serving on the Issuer’s board of directors, have entered into a separate voting agreement providing for their support of the Share Subscription Agreement and the transactions contemplated thereby.
The Share Subscription Agreement also provides that, effective as of its closing, the board of directors of the Issuer shall consist of nine directors, five of whom shall be designated by Canon. As a consequence of the Share Subscription Agreement and the Canon Transactions, the Reporting Persons’ contractual rights to designate members of the Issuer’s board of directors would be reduced to a right to designate one director for so long as the Company’s ownership of Common Stock remains above 5% of the outstanding Common Stock on a fully diluted basis.
The above descriptions of the Waiver and Rights Agreement and the Voting Agreement are qualified in their entirety by reference to the text of the Waiver and Rights Agreement and the Voting Agreement, a copy of which are filed as Exhibit No. 99.4 as Exhibit 99.5 to this Statement and are incorporated by reference herein. In addition, such descriptions are qualified in their entirety by reference to the Share Subscription Agreement which is incorporated by reference herein and is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 20, 2010.
Item 7. Material to be Filed as Exhibits.
Exhibit 99.4. Waiver and Rights Agreement, dated September 20, 2010, between Al Yousuf LLC, Canon Investment Holdings Limited and Altair Nanotechnologies Inc.
Exhibit 99.5. Voting Agreement, dated September 20, 2008, between Al Yousuf LLC and Altair Nanotechnologies Inc.

CUSIP No.	021373105
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AL YOUSUF LLC (4)
	By:	/s/ Iqbal Al Yousuf
Date: 10/6/10
	Name:	Iqbal Al Yousuf
	Title:	President

MR. IQBAL AL YOUSUF (4)
	By:	/s/ Iqbal Al Yousuf
Date: 10/6/10
Iqbal Al Yousuf, an Individual

(4)	This Statement is being filed jointly by the Company and Mr. Iqbal Al Yousuf pursuant to the joint filing agreement, dated December 16, 2007, included as Exhibit 99.1 to the Original Statement and incorporated herein by reference.